ENDEAVOUR SILVER CORP.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE OF MEETING AND INFORMATION CIRCULAR

Endeavour SILVER

ENDEAVOUR SILVER CORP.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on May 3, 2018

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of shareholders of Endeavour Silver Corp. (the “Company”) will be held at 11:00 a.m. (Vancouver time) at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia on Thursday, May 3, 2018 for the following purposes:

1.	To receive the audited consolidated financial statements of the Company for the year ended December 31, 2017 with auditor’s report thereon;

2.	To elect seven directors for the ensuing year;

3.	To appoint the auditor for the ensuing year and authorize the directors to fix the auditor’s remuneration;

4.	To reconfirm the Company’s rolling percentage Stock Option Plan, as amended, by approving the unallocated securities that may be grantable thereunder; and

5.	To transact such other business as may properly come before the meeting or any adjournment thereof.

All matters set forth above for consideration at the Meeting are more particularly described in the accompanying management information circular (“Information Circular”).

The Company is using the notice-and-access provisions (“Notice and Access”) under the Canadian Securities Administrators’ National Instrument 54-101 for the delivery of its Information Circular to its shareholders for the Meeting.

Under Notice and Access, instead of receiving paper copies of the Information Circular, shareholders will be receiving a Notice and Access notification with information on how they may obtain a copy of the Information Circular electronically or request a paper copy. Registered shareholders will still receive a Proxy form enabling them to vote at the Meeting. The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company’s printing and mailing costs. The Company will arrange to mail paper copies of the Information Circular to those registered shareholders who have existing instructions on their account to receive paper copies of the Company’s meeting materials.

The Information Circular and other Meeting materials will be available on the Company’s website at www.edrsilver.com as of March 23, 2018 and will remain on the website for one full year thereafter. Meeting materials are also available upon request, without charge, by email at info@edrsilver.com or by calling toll free at 1-877-685-9775 (Canada and U.S.A.) or at +1-604-685-9775, or can be accessed online on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov, as of March 23, 2018.

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Only shareholders of record at the close of business on March 15, 2018 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. Shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy form promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the Proxy form. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 11:00 a.m. (Vancouver time) on May 1, 2018 or, if the Meeting is adjourned, by 11:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened, or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting. If a registered shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.

Dated as of the 19th day of March, 2018.

BY ORDER OF THE BOARD

“Bradford J. Cooke”

BRADFORD J. COOKE
Director and CEO

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ENDEAVOUR SILVER CORP.
ANNUAL GENERAL MEETING OF SHAREHOLDERS
INFORMATION CIRCULAR

GENERAL INFORMATION

This Information Circular is furnished to the holders (“shareholders”) of Common shares (“Common Shares”) of Endeavour Silver Corp. (the “Company”) by management of the Company in connection with the solicitation of proxies to be voted at the annual general meeting (the “Meeting”) of the shareholders to be held at 11:00 a.m. (Vancouver time) on Thursday May 3, 2018 and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

All dollar ($) amounts stated in this Information Circular refer to United States dollars, unless Canadian dollars (Cdn.$) are indicated. The daily rate of exchange on March 19, 2018 as reported by the Bank of Canada, for the conversion of U.S.$1.00 into Canadian dollars was Cdn.$1.3079 (Cdn$1.00 equals U.S.$0.7646) .

PROXIES

Solicitation of Proxies

The enclosed Proxy is solicited by and on behalf of management of the Company. The persons named in the enclosed Proxy form are management-designated proxyholders. A registered shareholder desiring to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting may do so either by inserting such other person’s name in the blank space provided in the Proxy form or by completing another form of proxy. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 11:00 a.m. (Vancouver time) on May 1, 2018 or, if the Meeting is adjourned, by 11:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened, or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost. The cost of solicitation by management of the Company will be borne by the Company.

Notice and Access Process

The Company has decided to take advantage of the notice-and-access provisions (“Notice and Access”) under National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) adopted by the Canadian Securities Administrators (“CSA”) for the delivery of the Information Circular to its shareholders for the Meeting. The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company’s printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Information Circular, shareholders receive a notice (“Notice and Access Notification”) with information on the Meeting date, location and purpose, as well as information on how they may access the Information Circular electronically or request a paper copy. The Company will arrange to mail paper copies of the Information Circular to those registered and beneficial shareholders who have existing instructions on their account to receive paper copies of the Company’s proxy-related materials.

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Non-Registered Holders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting. In many cases, however, Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an Intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.

In accordance with the requirements of NI 54-101 of the Canadian Securities Administrators, the Company has distributed the Notice and Access Notification in connection with this Meeting to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders.

The Company will not be paying for Intermediaries to deliver to OBOs (who have not otherwise waived their right to receive proxy-related materials) copies of proxy related materials and related documents (including the Notice and Access Notification). Accordingly, an OBO will not receive copies of proxy-related materials and related documents unless the OBO’s Intermediary assumes the costs of delivery.

Intermediaries which receive the proxy-related materials (including Notice and Access Notification) are required to forward the proxy-related materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward proxy-related materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive proxy-related materials (including OBOs who have made the necessary arrangements with their Intermediary for the payment of delivery and receipt of such proxy-related materials) will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary’s directions on the voting instruction form. In some cases, such Non-Registered Holders will instead be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare Investor Services Inc. as described under “Solicitation of Proxies”.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy form is to be delivered.

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Revocation of Proxies

A registered shareholder who has given a Proxy may revoke it by an instrument in writing that is

(a)

received at the registered office of the Company (19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4) at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or

(b)	provided to the chair of the meeting, at the meeting of shareholders, before any vote in respect of which the proxy is to be used shall have been taken.

or in any other manner provided by law.

Non-Registered Holders who wish to revoke a voting instruction form or a waiver of the right to receive proxy-related materials should contact their Intermediaries for instructions.

Voting of Proxies

Common Shares represented by a shareholder’s Proxy form will be voted or withheld from voting in accordance with the shareholder’s instructions on any ballot that may be called for at the Meeting and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of any instructions, the management-designated proxyholder named on the Proxy form will cast the shareholder’s votes in favour of the passage of the resolutions set forth herein and in the Notice of Meeting.

The enclosed Proxy form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters which may properly come before the Meeting or any adjournment thereof. As at the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only Common Shares without par value of the Company (“Common Shares”) carry voting rights at the Meeting with each Common Share carrying the right to one vote. The Board of Directors of the Company (the “Board of Directors” or “Board”) has fixed March 15, 2018 as the record date (the “Record Date”) for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice of and to vote at the Meeting. As of the Record Date, 127,488,410 Common Shares were issued and outstanding as fully paid and non-assessable. A complete list of the shareholders entitled to vote at the Meeting will be open to examination by any shareholder for any purpose germane to the Meeting, during ordinary business hours for a period of 10 days prior to the Meeting, at the office of Computershare Investor Services Inc. at 510 Burrard Street, Vancouver, British Columbia V6C 3B9.

To the knowledge of the directors or executive officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to the Company’s issued and outstanding Common Shares as at the Record Date.

VOTES NECESSARY TO PASS RESOLUTIONS

The Company’s articles provide that a quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the Meeting. A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.

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APPOINTMENT OF AUDITOR

The persons named in the enclosed Proxy Form intend to vote for the appointment of KPMG LLP, Chartered Professional Accountants, as the auditor of the Company to hold office until the next annual general meeting of shareholders. It is proposed that the remuneration to be paid to the auditor be fixed by the directors of the Company.

ELECTION OF DIRECTORS

The shareholders of the Company last fixed the number of directors of the Company at seven. At the Meeting, shareholders will be asked to elect seven directors.

The persons named below are the seven nominees of management for election as directors, all of whom are current directors of the Company. Each director elected will hold office until the next annual general meeting or until his successor is elected or appointed. It is the intention of the persons named by management as proxyholders in the enclosed proxy form to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors. The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in the shareholder’s proxy form that the shareholder’s shares are to be withheld from voting in the election of directors.

The following table sets out the name of each of the persons proposed to be nominated for election as a director; all positions and offices in the Company presently held by him; his present principal occupation, business or employment; the period during which he has served as a director; and the number of Common Shares that he has advised are beneficially owned, or controlled or directed, directly or indirectly, as at the Record Date.

			Common
			Shares
			beneficially
Name, place of residence and position	Present principal occupation, business or	Period served as	owned or
with the Company	employment	director	controlled

RICARDO M. CAMPOY(1)(2) New York, U.S.A. Director	Co-founder of Minerals Capital & Advisory LLC, a member firm of Denver-based merchant bank Capstone Headwaters MB; Corporate Director	Since July 9, 2010	4,000

BRADFORD J. COOKE British Columbia, Canada Director and CEO	CEO of the Company	Since July 25, 2002	1,005,131

GEOFFREY A. HANDLEY(1)(2)(3) New South Wales, Australia Director and (Non-executive) Chairman	Corporate Director	Since June 14, 2006	10,000

REX J. MCLENNAN(1)(3)(4) British Columbia, Canada Director	Corporate Director	Since June 12 2007	10,000

KENNETH PICKERING (1)(2)(4) British Columbia, Canada Director	Corporate Director	Since August 20, 2012	5,000

MARIO D. SZOTLENDER(2)(3)(4) Caracas, Venezuela Director	Corporate Director	Since July 25, 2002	203,600

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			Common
			Shares
			beneficially
Name, place of residence and position	Present principal occupation, business or	Period served as	owned or
with the Company	employment	director	controlled

GODFREY J. WALTON British Columbia, Canada Director, President and COO	President and COO of the Company	Since July 25, 2002	128,147

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Member of the Sustainability Committee.

Pursuant to the Advance Notice Policy of the Company adopted by the Board of Directors on April 11, 2013, subject to shareholder approval which was obtained on May 22, 2013, any additional director nominations for the Meeting must be received by the Company in compliance with the Advance Notice Policy by April 3, 2018. The Company will publish details of any such additional director nominations through a public announcement in accordance with the Advance Notice Policy.

Majority Voting Policy

The Board of Directors has adopted a Majority Voting Policy for the election of directors in uncontested elections. Under this policy, if a nominee does not receive the affirmative vote of at least the majority of votes cast, the director shall promptly tender a resignation for consideration by the Corporate Governance and Nominating Committee and the Board. The Corporate Governance and Nominating Committee shall consider the resignation and recommend to the Board the action to be taken with respect to such offered resignation, which may include: accepting the resignation, maintaining the director but addressing what the Corporate Governance and Nominating Committee believes to be the underlying cause of the withheld votes, resolving that the director will not be re-nominated in the future for election, or rejecting the resignation and explaining the basis for such determination. Further to Toronto Stock Exchange (“TSX”) rules, the Board shall accept such director’s resignation absent exceptional circumstances.

The Corporate Governance and Nominating Committee in making its recommendation, and the Board in making its decision, may consider any factors or other information they consider appropriate and relevant. Any director who tenders his resignation pursuant to the Majority Voting Policy may not participate in the recommendation of the Corporate Governance and Nominating Committee or the decision of the Board with respect to his resignation. The Board will act on the recommendation of the Corporate Governance and Nominating Committee within 90 days after the shareholder meeting at which the election of directors occurred. Following the Board’s decision, the Company will promptly issue a press release disclosing the Board’s determination (and, if applicable, the reasons for rejecting the resignation).

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If the Board accepts any tendered resignation in accordance with the Majority Voting Policy, then the Board may (i) proceed to fill the vacancy through the appointment of a new director, or (ii) determine not to fill the vacancy and instead decrease the size of the Board. If a director’s resignation is not accepted by the Board, such director will continue to serve until the next annual meeting and until his successor is duly elected, or his earlier resignation or removal; alternatively, the director shall otherwise serve for such shorter time and under such other conditions as determined by the Board, considering all of the relevant facts and circumstances.

In 2017, Mario Szotlender did not receive a majority of the votes cast at the meeting in his favour. He tendered his resignation as a director of the Company subject to acceptance by the Board of Directors in accordance with the Company’s Majority Voting Policy. Pursuant to the Policy, the Corporate Governance and Nominating Committee of the Board reviewed the reasons for which it believed Mr. Szotlender had not received a majority of votes cast in favour of his election. The Committee determined that this was due to a recommendation made by a proxy advisory firm who considered Mr. Szotlender to be “over-boarded” by virtue of sitting on the Boards of Directors of six different public companies. Mr. Szotlender had already resigned from the Board of one of these companies prior to the 2017 annual general meeting. Being a director of only five companies and having attended all Board meetings of the Company during fiscal 2016, Mr. Szotlender would no longer be considered “over-boarded” under the guidelines of proxy advisory firms. The Committee recommended that Mr. Szotlender’s resignation should not be accepted, the Board of Directors considered the recommendation and declined to accept Mr. Szotlender’s resignation. The decision was disclosed by news release dated June 12, 2017.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, none of the proposed directors is, as at the date of this Information Circular, or has been, within the 10 years preceding the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that

(a)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b)

was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

Ricardo Campoy was a director of Century Mining Corporation (“Century”) when Century was subject to cease trade orders or management cease trade orders issued in March 2008 and April 2009 that were in effect for more than 30 consecutive days:

(a)

On March 14, 2008, the British Columbia Securities Commission (“BCSC”) issued a cease trade order against the securities of Century until Century filed certain required technical reports in accordance with the CSA’s National Instrument 43-101 Standards of Disclosure for Mineral Projects, it prepared and filed amended interim financial statements, and it prepared and filed amended management’s discussion and analysis for the period ended September 30, 2007. On March 20, 2008 the BCSC revoked the cease trade order and issued instead a management cease trade order relating to the filing of the required records. On July 18, 2008, the BCSC revoked the management cease trade order after Century filed all required records.

(b)

On May 5, 2009, the BCSC issued a management cease trade order in connection with Century’s failure to timely file financial statements and related management’s discussion and analysis for its financial year ended December 31, 2008. On June 16, 2009, the BCSC revoked this management cease trade order after Century filed the required records.

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Geoffrey Handley was a director of Mirabela Nickel Limited (“Mirabela”) until January 11, 2014. On February 25, 2014, within a year of Mr. Handley ceasing to be a director, Mirabela announced that it had entered into a legally binding plan support agreement (“PSA”) which established a framework for a proposed recapitalization of Mirabela, subject to certain terms and conditions, as well as the appointment of certain persons of KordaMentha, a restructuring firm, as joint and several voluntary administrators under the Australian Corporations Act 2001. Mirabela also announced that, under the PSA, the proposed recapitalization was to be effected through a recapitalization and restructuring plan to be implemented through a deed of company arrangement in Australia and an extrajudicial reorganization proceeding to be filed by Mirabela Brazil before the competent Brazilian court. Trading in securities of Mirabela on the Australian Securities Exchange was suspended from October 7, 2013 to June 30, 2014.

Mario Szotlender is a director of Fortuna Silver Mines Inc. (“Fortuna”) and was a director of Fortuna when a management cease trade order was issued by the BCSC on April 3, 2017 against the CEO and CFO of Fortuna in connection with Fortuna’s failure to timely file financial statements, related management discussion and analysis and an annual information form for its financial year ended December 31, 2016. Fortuna reported that the delay in the filing of these documents was due to pending resolution of a regulatory review of certain of the Company’s filings by the United States Securities and Exchange Commission. On May 25, 2017, the BCSC revoked this management cease trade order after Fortuna filed the required records.

No proposed director is, as at the date of this Information Circular, or has been, within the 10 years preceding the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director has, within the 10 years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Other than as disclosed herein, no proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

CORPORATE GOVERNANCE DISCLOSURE

The CSA’s National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) requires issuers to disclose on an annual basis their corporate governance practices in accordance with NI 58-101. Corporate governance disclosure of the Company is set out in Appendix A to this Information Circular.

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COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Executive Compensation

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”):

(a)	the Company’s Chief Executive Officer (“CEO”);
(b)	the Company’s Chief Financial Officer (“CFO”);
(c)

each of the three most highly compensated executive officers of the Company, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the Company’s most recently completed financial year whose total compensation was, individually, more than Cdn.$150,000 for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

During the Company’s financial year ended December 31, 2017, the NEOs of the Company were Bradford J. Cooke (CEO), Daniel Dickson (CFO), Godfrey Walton (President and Chief Operating Officer (“COO”)), Tomas Iturriaga (Vice President Operations (“VP Operations”)) and Luis Castro (Vice President, Exploration (“VP Exploration”)).

Compensation Discussion and Analysis

General

The Company’s executive compensation program is overseen by the Compensation Committee of the Board of Directors (“Compensation Committee”). In carrying out this mandate, the Compensation Committee assesses on an annual basis the performance of the CEO against established objectives and reviews performance reports submitted for other executive officers.

The Company’s executive compensation program is based on a pay-for-performance philosophy. The executive compensation program is designed to attract, retain, encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are targeted within a 20% range of the 50th percentile to be competitive with the base salaries paid by benchmarked mining companies with comparable revenues and asset bases to that of the Company (see “Base Salary”).

For 2017, total direct compensation (“Total Direct Compensation”) for each of the NEOs, as well as for executive officers as a whole, consisted of a Base Salary, along with short term incentive compensation in the form of an annual bonus, and a longer-term incentive in the form of stock options and performance share units. The targeted Short Term Incentive Plan (“STIP”) and Long Term Incentive compensation (“LTI”) are directly tied to corporate and individual performance. Total Direct Compensation is targeted at 75th percentile of the benchmarked mining companies. Actual compensation is positioned above or below target as performance warrants. As an executive officer’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options and performance share units, thereby increasing the mutuality of interest between executive officers and shareholders.

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No NEO or director is permitted to purchase any financial instruments (such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) designed to hedge or offset a decrease in the market value of the equity-based securities granted as compensation or held, directly or indirectly, by the NEO or director.

The Compensation Committee and the Board have considered the implications of risks associated with the Company’s compensation policies and practices. Among other things, in designing compensation programs, setting objectives, and making incentive awards, the Compensation Committee carefully considers potential risks. Annually, the Compensation Committee assesses the potential risks associated with compensation programs as they relate to short term and long term decision-making by the Company’s executives. A number of business risks were assessed and considered, while significant items included:

  Achieving safety results and meeting environmental requirements
  Resource estimation and reserve determination
  Achievement of annual production and cost targets in balance with long-term development requirements at our operations
  Appropriate stewardship of the Company’s financial position

The risk analysis also included a review of the pay mix across incentive plans, plan metrics, plan funding, award time horizons, historical and future payout scenarios, and control features. As a result of the review, neither the Compensation Committee nor the Board identified any compensation practices that are reasonably likely to have a material adverse effect on the Company. The design of compensation programs and Board oversight provide a number of controls to mitigate compensation risks, including the following:

  Appropriate balance of metrics and weightings: Short-term incentive program objectives include a balance of growth, safety, and operating performance and are approved by the Compensation Committee, providing a balanced focus on immediate objectives without sacrificing the growth required to sustain the business. Base salaries are market competitive, thus reducing an over-reliance on variable compensation.
  Audit of key measureable balances: Significant targets involving estimates are verifiable by external parties, while measurable inputs are disclosed and assessed by the Compensation Committee when necessary.
  Mix of short and long-term incentives: Incentive awards include a mix of annual and long-term awards which vest over time.
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  Funding of incentive programs: The short-term incentive program is funded with current cash. The long-term incentive program is funded by the issuance of options and performance share units. Both the short and long-term incentive programs may be changed, amended or suspended at any time at the Board’s sole discretion. Our stock option and performance share unit plans limit the number of compensation shares that may be issued.
  Control features/plan governance: Goals and metrics are reviewed by the Compensation Committee and approved by the Board. Final award payout levels and cash incentives to key executives for 2017 were reviewed by the Compensation Committee and approved by the Board, either of which may have exercised their discretion to alter the award amounts.
  Time horizon of payments or realization of value: Short-term incentive awards for 2017 were made in March 2018, following the performance year. The 2017 long-term incentive program option awards vest over two years and have a five-year life. The recipients of these awards realize an increase or decrease in value based on share price.
  Restrictions on hedging and derivative trading: Company’s executives are prohibited from engaging in hedging or derivative trading with our securities.

In support of our goal of aligning CEO and shareholder interests and discourage undue and excessive risk, in March 2016, the Board adopted a guideline of requiring the CEO of the Company to meet minimum share ownership requirements. The CEO share ownership guideline is to maintain the guideline amount at two times the CEO’s annual base salary. See also “Director Compensation - Retainer Fees” for minimum share ownership requirements adopted for non-executive directors of the Company.

Base Salary

The level of base salary for each management employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company. The Compensation Committee prepares recommendations for the Board with respect to the base salary to be paid to the CEO and other senior executive officers. In 2013, the Compensation Committee retained Towers Watson to provide independent analysis in order to support the Compensation Committee’s process and analysis on executive and director compensation. Towers Watson benchmarked the competitiveness of the compensation arrangements for the Company’s executives and directors against a peer group of mining companies with similar qualitative and quantitative operating characteristics.

In 2016, the Compensation Committee retained Willis Tower Watson to review and update the 2013 analysis, including a review of base salary, STIP and LTI benchmarks and update of the peer group established in 2013. The recommended target ranges for base salary, STIP incentives and LTI incentives were unchanged.

The 21 companies in the benchmark group were:

Alexco Resource Corporation	Fortuna Silver Mines Inc.	McEwen Mining Inc.
Alamos Gold Inc.	Gold Resource Corp.	North American Palladium Ltd.
Argonaut Gold Inc.	Great Panther Silver Ltd.	Primero Mining Corp.
Capstone Mining Corp.	Hecla Mining Ltd.	Richmont Mines Inc.
Coeur d’Alene Mines Inc.	Imperial Metals Corp.	Silver Standard Resources Inc.
Denison Mines Corp.	Kirkland Lake Gold Inc.	Taseko Mines Ltd.
First Majestic Silver Corp.	Klondex Mines Ltd.	Timmins Gold Corp.

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Based on the 2016 market analysis, the NEOs’ base salaries were positioned close to the 52nd percentile on average in 2016. Since the completion of the 2013 independent analysis and to the end of 2015, management base salaries had not changed due to the prevailing industry conditions. Effective February 1, 2016 the NEOs accepted a 20% reduction in base salaries due to the continued prevailing industry conditions and the financial position of the Company at that time. In 2017, the NEOs’ base salaries were re-aligned to Willis Tower Watson recommendations.

Short Term Incentive Plan

The Compensation Committee annually evaluates performance and allocates an amount for payment of bonuses to executive officers and senior management. The STIP is designed to provide for annual cash awards based on corporate and operational results when measured against predetermined objectives and performance measures. The bonus also includes an individual performance factor which allows the Company to effectively recognize and reward those individuals providing an extraordinary contribution to the Company during the year. The objectives of the STIP are to align the individual contribution with Company objectives, communicate key objectives which are most highly valued and reward senior management for achieving objectives commensurate with the business and operational results of the Company.

The STIP is based on a formula which includes:

1.	Target Eligible Bonus
2.	Corporate and Department Percent Target Award Levels (“Percent Target Award Levels”)
3.	Individual Performance Factor

The award formula is as follows:

The Target Eligible Bonuses for the NEOs for the performance for the past, current and upcoming years are as follows:

Position	2016 Target Eligible Bonus (% of Base Salary)	2017 Target Eligible Bonus (% of Base Salary)	2018 Target Eligible Bonus (% of Base Salary)
CEO	80%	85%	85%
CFO	70%	75%	75%
COO	80%	80%	80%
VP Operations	60%	55%	55%
VP Exploration	50%	60%	60%

The Percent Target Award Level is based on combined corporate and department goals for the Company. The achievement for corporate and department goals can range from 0% to 200% of the target weighting, depending on the specific goals and actual performance relative to target. In aggregate, the maximum achievement for the corporate and department goals is 150% of the target weighting. In addition, the STIP allows the Compensation Committee to identify any unforeseen matters or specific accomplishments and include a factor up to 75% weighting (“other corporate goals”). Therefore, the overall maximum Percent Target Award Level is 225% of the target weighting (150% + 75%).

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The Individual Performance Factors represent a weighted portion of corporate goals and specific individual goals on the overall STIP award and are determined by the Compensation Committee and take into consideration the following: the individual’s performance, department performance, and overall impact to the Company’s results.

The specific corporate and department goals with corresponding weighting and achievement for 2017 were as follows:

Corporate Goals	Weighting	Target	Achievement
Health, Safety and	7.5%	Improve mine reportable incident rate	15.0%
Sustainability	7.5%	No fatalities	0.0%
	5.0%	Zero material discharges or harmful spills	5.0%
Production	5.0%	Produce 8.9-9.3 million silver equivalent oz	5.0%
Capital Investment	5.0%	Meet budgeted expenditures and timeline	5.0%
Development/Exploration	5.0%	Replace silver equivalent resources	5.0%
	5.0%	Replace reserves based on development plan	0.0%
	5.0%	Complete positive pre-feasibility study (“PFS”) for Terronera	5.0%
	10.0%	Advance Terronera permitting and development	10.0%
	5.0%	Complete preliminary economic study (“PEA”) for El Compas	5.0%
	5.0%	Maintain El Compas Development and Timeline	5.0%
	15.0%	Significant acquisition	0.0%
All-In Sustaining Cash Costs(1)	5.0%	Less than $14.79 AIS cost per ounce	0.0%
Financial	2.5%	Improve working capital	0.0%
	5.0%	Meet budgeted EBITDA per share	0.0%
	7.5%	Raise Project Financing	0.0%
Other corporate goals	-	-	-
Target Weighting	100%	Percent Target Award	60.0%

(1)

All-In Sustaining (“AIS”) Cash Costs is a non-IFRS measure commonly reported in the silver and gold mining industry as benchmarks of performance, but does not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. AIS Cash Costs is provided to investors and used by management as a measure of the Company’s operating performance. See the Company’s management’s discussion and analysis for the year ended December 31, 2017 filed at www.sedar.com for further information.

For 2017, the executive team achieved a Percent Target Award Level of 60.0% (as indicated in the table above). The Compensation Committee provided specific individual goals and targets with weightings for 2017 and assessed individual performance of the executive team compared to their respective specific targets resulting in the following Individual Performance Factors:

Position	Individual Performance Factor	Weighting Corporate/Individual
CEO	0%	100/0
CFO	20%	80/20
COO	65%	80/20
VP Operations	35%	60/40
VP Exploration	100%	60/40

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Individual	Weighting	Target	Achievement

Chief Executive Officer	10.0%	Improve working capital	0.0%
	50.0%	Significant acquisition	0.0%
	40.0%	Raise project financing for Terronera	0.0%
Chief Financial Officer	20.0%	Improve working capital	0.0%
	20.0%	Ensure value added tax is current	0.0%
	40.0%	Raise project financing for Terronera	0.0%
	20.0%	Ensure no material weakness	20.0%
Chief Operating Officer	25.0%	Produce 8.9-9.3 million silver equivalent oz	25.0%
	25.0%	$72.30 direct cost per tonne	0.0%
	5.0%	Complete positive PFS for Terronera	5.0%
	20.0%	Advance Terronera permitting and development	20.0%

	5.0%	Complete positive PEA for El Compas	5.0%
	10.0%	Maintain El Compas Development and Timeline	10.0%

	10.0%	Significant acquisition	0.0%
VP of Operations	15.0%	No fatalities	0.0%
	10.0%	Improve mine reportable incident rate	10.0%
	25.0%	Produce 8.9-9.3 million silver equivalent oz	25.0%
	25.0%	Replace reserves based on development plan	0.0%
	25.0%	$72.30 direct cost per tonne	0.0%
VP of Exploration	70.0%	Replace silver equivalent resources	70.0%
	15.0%	Complete positive PFS for Terronera	15.0%
	15.0%	Complete positive PEA for El Compas	15.0%

Executive Compensation Clawback Policy

In March 2016, the Board adopted a clawback policy for executive compensation. Should the Company’s reported financial or operating results be subject to a material negative restatement as the result of fraud, intentional misconduct, or gross negligence of an executive officer, the Company has the right to recover from such executive officer an amount corresponding to any incentive award or portion thereof (including any cash bonus or equity-based award) that the Company determines would not have been granted, vested, or paid had the Company’s results as originally reported been equal to the Company’s results as subsequently restated. The Company will apply a three-year lookback period from the date of any such material negative restatement. Subject to applicable law, the Company has the right to recover such amount by requiring the executive officer to re-pay such amount to the Company by direct payment to the Company or such other means or combination of means as the Company determines to be appropriate.

If the Company determines to seek a recovery pursuant to the clawback policy, it shall make a written demand for repayment from the executive officer and, if such person does not, within a reasonable period of time following such demand, tender repayment in response to such demand, and the Company determines that the executive officer is unlikely to do so, the Company may seek a court order against the executive officer for such repayment.

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The Company may not seek recovery to the extent it determines (i) that to do so would not be cost effective or (ii) that it would be better for the Company not to do so. In making such determination, the Company shall take into account such considerations as it deems appropriate, including, without limitation, (A) the likelihood of success under governing law versus the cost and effort involved, (B) whether the assertion of a claim may prejudice the interests of the Company, including in any related proceeding or investigation, (C) the passage of time since the occurrence of the act in the event of fraud or intentional illegal conduct, and (D) any pending legal proceeding relating to such fraud or intentional illegal conduct.

The clawback policy applies to any incentive compensation for years commencing with the Company’s 2016 financial year.

Option-based Awards

The Compensation Committee oversees the administration of the Stock Option Plan, as amended, of the Company (the “Stock Option Plan”). The Stock Option Plan is designed to give eligible directors, officers, employees and consultants of the Company or its subsidiaries an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to provide a sense of company ownership to the individual. The Compensation Committee considers stock option grants when reviewing executive officer compensation packages as a whole.

Management evaluates the Company’s performance based on the corporate goals established and vetted by the Compensation Committee and approved by the Board of Directors. The option distribution is recommended by senior management to the members of the Compensation Committee who decide whether they agree with management’s recommendations and who, once satisfied, provide their recommendation to the Board of Directors. The amount of options recommended for each individual is based upon seniority, responsibilities of the job position and the performance of the Company. Previous option grants to an optionee are not taken into account when considering new option grants to the optionee. The Compensation Committee’s recommendation to the Board of Directors includes the number of options to be granted to independent directors and these options are typically issued once a year. The stock options generally have a term of five years and vest 20% every six months, beginning on the date of grant.

Willis Towers Watson assessed the market competitiveness of Total Direct Compensation for the Company’s NEOs, including LTI compensation. It was recommended that LTI compensation be targeted as a percentage of Total Base Salary, which includes base salary. The LTI compensation for 2016 and 2017 has been targeted as follows:

Position	2017 Target LTI Compensation (% of Base Salary)	2018 Target LTI Compensation (% of Base Salary)
CEO	175%	175%
CFO	150%	150%
COO	165%	165%
VP Operations	125%	125%
VP Exploration	125%	125%

The Stock Option Plan presently includes the following provisions:

•

The Stock Option Plan provides for the issuance of options to directors, executive officers employees, and consultants of the Company and its subsidiaries to purchase Common Shares of the Company. Options are issued at the discretion of a committee of the Company’s Board of Directors, which is presently the Compensation Committee.

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•

The number of Common Shares to be reserved and authorized for issuance pursuant to options granted under the Stock Option Plan is 7.0% of the issued and outstanding Common Shares at any time and from time to time.

•

The number of Common Shares reserved for issuance to insiders pursuant to options granted under the Stock Option Plan and issuable to insiders under any security based compensation arrangements of the Company may not exceed 10% of the outstanding number of Common Shares at any time (unless disinterested shareholder approval has been obtained).

•

The issuance to insiders of the Company, within any 12-month period, of Common Shares pursuant to the Stock Option Plan and any other security based compensation arrangements of the Company may not exceed 10% of the outstanding number of Common Shares (unless disinterested shareholder approval has been obtained).

•

The number of Common Shares under option at any specific time to any one optionee may not exceed 5% of the issued and outstanding number of Common Shares (determined at the date the option was granted) in any 12-month period (unless disinterested shareholder approval has been received).

•

The exercise price per Common Share that may be purchased upon the exercise of an option will not be lower than the “Market Price” of the Common Shares which, under the Stock Option Plan, is the last closing price of the Common Shares on TSX before the date of the option granted.

•

An optionee may, if allowed under TSX policies and if determined by the Board of Directors of the Company, have a share appreciation right (the “Right”) when entitled to exercise an option. The Right may be exercised to terminate the option in whole or in part by notice in writing to the Company and, in lieu of receiving Common Shares pursuant to the exercise of the option, to receive instead and at no cost to the participant that number of Common Shares, disregarding fractions, which, when multiplied by the Market Price on the day immediately prior to the exercise of the Right, have a total value equal to the product of that number of Common Shares subject to the option times the difference between the Market Price on the day immediately prior to the exercise of the Right and the option exercise price. The Right will not exist until the Board of Directors of the Company formally approves the activation of the Right.

•

Options granted may have a vesting period as required by the Board of Directors on a case-by-case basis. The automatic acceleration of vesting upon a change of control occurs if the Stock Option Plan is not continued by the successor entity. If the Stock Option Plan is continued, then accelerated vesting will only occur if the participant is “terminated without cause” within 6 months from the date of the change of control.

•	Options may be granted for a term not exceeding 10 years.

•

An option granted to a person who is a director, employee, consultant or executive officer shall normally terminate no longer than 30 days after such person ceases to be in at least one of those categories. The Compensation Committee may, however, also set termination periods as it deems appropriate, subject to all applicable laws and TSX policies. Any option or portions of options of terminated individuals not so exercised will terminate and will again be available for future options under the Plan. A change of employment will not be considered a termination so long as the optionee continues to be employed by the Company or its subsidiaries.

•	An option may not be assigned or transferred. During the lifetime of an optionee, the option may be exercised only by the optionee.

•

In the event of the death of an optionee, unexercised options held by such optionee may be exercised by the optionee’s personal representatives, heir or legatees until the earlier of 60 days of the grant of probate or similar documents and one year from the date of death (notwithstanding the normal expiry date of the option).

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•

The Board of Directors of the Company may alter, suspend or discontinue the Stock Option Plan at any time without shareholder approval if and when it is advisable in the absolute discretion of the Board of Directors, subject to obtaining shareholder approval for any increase in the aggregate number of Common Shares subject to options under the Stock Option Plan and disinterested shareholder approval for any reduction in the exercise price of an option held by an insider of the Company.

The Company does not provide any financial assistance to optionees in order to facilitate the purchase of Common Shares issuable pursuant to the exercise of options granted under the Stock Option Plan.

The Stock Option Plan was amended on June 2, 2009 at the Company’s 2009 annual general meeting wherein the shareholders of the Company approved Amendment No. 1 to, among other things, convert the Stock Option Plan from a “fixed number plan” into a “rolling 10% plan”.

On March 5, 2018, the Board of Directors approved an amendment to the Stock Option Plan (“Amendment No. 4”) to decrease the maximum number of Common Shares that may be issuable thereunder from 7.5% to 7.0% of the total number of Common Shares that may be issued and outstanding at any time and from time to time and to amend the change in control provision that allows the automatic acceleration of Options vesting upon a change of control. See “Particulars of Other Matters to be Acted Upon – Reconfirmation of Stock Option Plan.”

The policies of the TSX require that the unallocated securities under all security based compensation arrangements which do not have a fixed maximum aggregate number of securities issuable thereunder (such as the Stock Option Plan) be re-approved by an issuer’s shareholders every three years after the date of initial shareholder approval of the compensation arrangement. The shareholders of the Company last reconfirmed the Stock Option Plan at the annual general meeting held on May 6, 2015 by approving the unallocated options that may be grantable thereunder. At the Meeting, shareholders will be asked to reconfirm the Company’s Stock Option Plan (as amended by Amendment No. 4) by approving the unallocated options that may be grantable thereunder. See ““Particulars of Other Matters to be Acted Upon – Reconfirmation of Stock Option Plan.”

As at December 31, 2017, the Stock Option Plan authorized the issuance of 7.5% of the then issued and outstanding Common Shares (being a total of 9,561,630 Common Shares as at that date) in connection with options that were outstanding or that may be granted in the future. As at December 31, 2017, based on there being outstanding options to purchase a total of 5,792,800 Common Shares (representing approximately 4.54% of the then outstanding Common Shares), 3,768,830 additional Common Shares (representing approximately 2.96% of the then outstanding Common Shares) were then available for future option grants under the Stock Option Plan. Further to Amendment No. 4, the Stock Option Plan currently authorizes the decreased percentage of 7.0% of the issued and outstanding Common Shares.

Performance Share Unit Plan

In March 2015, the Board established a Performance Share Unit Plan (“PSU Plan”) which has since been approved by the shareholders of the Company. The purposes of the PSU Plan are to assist the Company in attracting, retaining and motivating employees and officers and to more fully align their economic interests with those of the shareholders of the Company.

By amendment dated March 5, 2018, the change of control provision was amended to provide that the automatic acceleration of vesting upon a change of control occurs if the PSU Plan is not continued by the successor entity. If the PSU Plan is continued, accelerated vesting will only occur if the designated participant is “terminated without cause” within 12 months from the date of the change of control.

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The PSU Plan includes the following provisions:

•

The Board can grant PSUs to employees or officers of the Company or a related entity of the Company. A PSU is a bookkeeping entry, denominated in Common Shares (generally on a one-for-one basis), that is credited to the PSU account of a participant under the PSU Plan.

•	The maximum number of Common Shares which may be issued under the PSU Plan is 1,000,000 Common Shares, subject to adjustments as provided for in the PSU Plan.
•

No more than 10% of the issued and outstanding Common Shares on the grant date (on a non-diluted basis), can be issuable to insiders of the Company at any time through the PSU Plan and any other security based compensation arrangement (including the Stock Option Plan).

•

Within any one-year period, no more than 10% of the issued and outstanding Common Shares (on a non-diluted basis) can be issued to insiders of the Company through the PSU Plan and any other security based compensation arrangement of the Company (including the Stock Option Plan).

•

Unless otherwise specified by the Board, PSUs granted are subject to a vesting schedule based on the achievement of performance targets which must be met within a performance period. The performance period must not exceed the period commencing January 1 coincident with or immediately preceding the grant and ending on November 30 of the third year following the calendar year in which such PSUs were granted. After the expiration of the performance period, the holder may be entitled to receive Common Shares or the amount payable in cash on redemption of vested PSUs.

•

All vested PSUs will be redeemed on the redemption date, defined as the first day following the expiry of the performance period applicable to the PSU and, except as described below, the participant’s employment has not been terminated.

•

PSUs may not be redeemed until the redemption date applicable to such PSUs and the applicable terms of vesting have been met as determined by the Board in its sole discretion and, except as described below, the holder’s employment has not been terminated prior to the expiry of the performance period.

•

Vested PSUs are redeemable, at the election of the Board in its discretion, for Common Shares (generally on a one-for-one basis), a cash payment equal to the market value of a Common Share (generally on a one-for-one basis) as of the redemption date or a combination of cash or Common Shares. Market value of the Common Shares will be generally be the closing price of Common Shares on the TSX on the trading day immediately before the redemption date.

•

If a PSU is to be redeemed during, or within two trading days after, a trading blackout period imposed by the Company, the PSU shall be redeemed two trading days after the blackout period is lifted by the Company.

•	PSUs cannot be assigned or transferred to another person other than by will or by law if the PSU holder dies.
•

If employment is terminated for any reason prior to the expiry of the performance period, all outstanding PSUs whether vested or not shall be forfeited and cancelled, except that in certain circumstances after a change of control or employment is terminated as a result of disability or the participant’s death, the participant would continue to be entitled to payment on the date of termination of any PSUs that are vested on the termination date and any PSUs which are capable of vesting subsequent to the termination date and prior to the expiry of the performance period would be deemed to have vested on the termination date and the participant would be entitled to payment of such PSUs and the redemption date would be the date of termination. In addition, if the participant’s employment with the Company or its related entity is terminated prior to the expiry of the performance period as a result of retirement, the participant will continue to be entitled to payment on the redemption date of that portion of PSUs that are vested on the redemption date based on the amount of time that the participant was employed during the performance period.

•

Any changes to the PSU Plan require approval of the shareholders of the Company, except that no shareholder approval is required for certain changes, such as changing the termination provisions of a PSU or PSU Plan as long as it does not extend beyond the original expiry date, making housekeeping changes such as correcting errors or clarifying ambiguities, or updating the PSU Plan to reflect changes in governing laws or stock exchange requirements.

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•

The Board can (without shareholder approval) adjust or terminate any outstanding PSU, including substituting it for another award or changing the date of redemption provided that, if such change has a material and adverse effect on a holder of PSUs, such holder consents to the change. However, the original term of the performance period may not be extended.

•	The PSU Plan may be suspended or terminated at any time by the Board. The termination of the PSU Plan may not affect any PSUs granted under the PSU Plan prior to the termination.

In 2016, 425,000 PSUs were granted by the Company under the PSU Plan. The PSUs were granted as a special award designed as a retention incentive due to executive salary rollbacks, the financial position of the Company and the prevailing market conditions at the time of grant. The performance measure adopted for this award was for the executives to remain with Company until January 1, 2017 for the PSU to vest. A total of 100,000 PSUs were cancelled in 2016 before vesting. A total of 325,000 PSUs were earned on January 1, 2017, of which 193,825 were settled by the issuance of common shares and 131,175 were settled by the issuance of cash.

The Compensation Committee has recommended a minimum 25% of the long term incentives be earned through PSU grants effective for January 1, 2017, with a target of 50% of the long term incentives to be earned through PSU grants in 2018. Further, the Compensation Committee’s expectation is that the performance measure for PSU grants would be based on total shareholder returns (“TSRs”) compared to a precious metals index or peer group.

In 2017, 200,000 PSUs were granted by the Company under the PSU Plan as part of management’s long term incentive. The performance measure adopted for this award is based on the Company’s TSR at the end of a three-year period relative to the Company’s TSR peer group.

As at December 31, 2017:

(a)

out of the 1,000,000 Common Shares originally issuable under the PSU Plan, a maximum of 806,175 Common Shares (representing 0.63% of the then issued and outstanding Common Shares) were available for issuance under the PSU Plan in connection with PSUs that were outstanding or to be granted under the PSU Plan;

(b)	there were 200,000 PSUs (representing 0.16% of the issued and outstanding Common Shares) that were outstanding under the PSU Plan; and
(c)	the total number of PSUs that remained issuable under the PSU Plan was 606,175 (representing 0.48% of the then issued and outstanding Common Shares).

Annual Burn Rate

The burn rate is the number of securities granted annually under each of the Company’s security-based compensation arrangements, expressed as a percentage of the total number of Common Shares outstanding.

The PSUs issued under the PSU Plan during 2017 are subject to a performance payout multiplier between 0% and 200%. The performance payout multiplier is based on the Company’s TSR at the end of a three-year period relative to the Company’s TSR peer group. For purposes of the table below, the performance multiplier is assumed to be 100%.

Plan Name	2015	2016	2017
Stock Option Plan – Stock Options	2.38%	1.83%	1.23%
Performance Share Unit Plan - PSUs	N/A	0.36%	0.16%
Total Annual Burn Rate	2.38%	2.19%	1.39%

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Compensation Governance

The Compensation Committee is comprised of four independent directors, Ricardo Campoy (Chair), Geoffrey Handley, Mario Szotlender and Kenneth Pickering. Messrs. Campoy, Handley, Szotlender and Pickering have human resource and compensation experience relevant to oversee and advise on the Company’s executive compensation practices.

The Compensation Committee members have the necessary experience to enable them to make decisions on the suitability of the Company’s compensation policies or practices. The members have either in the past served or currently serve on compensation committees of other public mining companies.

The Compensation Committee’s responsibilities, powers and operation are described in Appendix A - “Corporate Governance Disclosure” under the subheading, “Compensation”.

As noted under “Compensation Discussion and Analysis-Base Salary”, in 2016, the Compensation Committee retained Willis Towers Watson to update its 2013 analysis of the Company’s compensation program. In 2017, Willis Tower Watson was retained to review its 2013 analysis of the Company’s director compensation program.

The following table sets forth, by category, the aggregate fees billed by each compensation consultant or advisor retained by the Company for each of the financial years ended December 31, 2017 and December 31, 2016:

Executive Compensation-Related Fees

	Executive compensation-related fees (Cdn.$)	All other fees (Cdn.$)
Willis Towers Watson
Year ended December 31, 2017	$22,470	Nil
Year ended December 31, 2016	$31,500	Nil

Performance Graph

The following graph compares the total cumulative shareholder return for Cdn.$100 invested in Common Shares of the Company for the period from January 1, 2013 at the opening of trading to December 31, 2017 with the cumulative total return of the S&P/TSX Composite Index. Dollar amounts in the following graph refer to Canadian dollars (Cdn.$).

	Dec. 31/12 (Cdn.$)	Dec. 31/13 (Cdn.$)	Dec. 31/14 (Cdn.$)	Dec. 31/15 (Cdn.$)	Dec. 31/16 (Cdn.$)	Dec. 31/17 (Cdn.$)
Endeavour Silver Corp.	$ 79.27	$ 38.83	$ 25.68	$ 20.02	$ 48.03	$ 38.52
S&P-TSX Composite Index	$107.19	$121.11	$133.90	$122.76	$148.64	$151.28

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The performance shown by this graph is reflected in the Company’s executive compensation from 2013 to 2016. Leading into the described period, precious metals prices rose significantly, resulting in an increased demand throughout the industry for experienced management. The consequence of the increased demand for experienced management was a significant expansion of labour costs throughout the industry and the Company’s executive compensation was designed to retain experienced management by benchmarking salaries and incentive programs against industry salary surveys. In 2013, the Company retained Towers Watson, an external advisory firm, to benchmark management compensation resulting in adjustments to appropriately position executive compensation amongst its peers. The STIP balanced approach allows short-term incentive to expand and contract with short-term performance, while the ultimate value to be realized from the long-term incentives is directly linked to share price performance. The grant date value of long-term incentives as summarized in the Summary Compensation Table make up a significant portion to total compensation for the NEOs allowing contraction and expansion of compensation to correlate with share performance. The Company’s share performance has directly correlated with the fall in precious metal prices from 2013 to 2015 and management total compensation has decreased over this period.

Effective February 1, 2016 the NEOs accepted a 20% reduction in base salaries due to the continued prevailing industry conditions. This directly impacted the 2016 quantum of their STIP target and LTI awards. In 2017, the NEOs base salaries were re-aligned to Willis Tower Watson recommendations.

Summary Compensation Table

The following table provides a summary of compensation earned from the Company or its subsidiaries or affiliates in respect of each of the Company’s three financial years ended December 31, 2017 by the NEOs.

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
					Annual incentive plans(2)	Long- term incentive plans
BRADFORD	2017	366,275(3)	157,473(4)	458,234	187,203(5)	Nil	Nil	(6)	1,169,1851,6
COOKE	2016	289,927(3)	226,761(4)	916,182	222,219(5)	Nil	Nil	(6)	55,089
CEO	2015	372,068(3)(3)	Nil	527,360	119,636(5)	Nil	Nil	(6)	1,019,064
DANIEL DICKSON	2017	269,887(3)	94,484(4)(4)	288,518	105,482(5)	Nil	Nil	(6)	758,371
CFO	2016	189,215(3)	170,071(4)	583,025	120,424(5)	Nil	Nil	(6)	1,062,735
	2015	242,823(3)	Nil	316,416	76,452(5)	Nil	Nil	(6)	635,691
GODFREY	2017	327,720(3)	125,979(4)	390,348	160,272(5)	Nil	Nil	(6)	1,004,319
WALTON	2016	259,409(3)	226,761(4)	499,736	263,750(5)	Nil	Nil	(6)	1,249,656
COO	2015	332,903(3)	Nil	421,888	151,644(5)	Nil	Nil	(6)	906,435
TOMAS	2017	281,820(3)	94,484(4)	271,546	77,920(5)	Nil	Nil	(6)	725,770
ITURRIAGA(9)	2016	NA	NA	NA	NA	NA	NA	NA	NA
VP Operations	2015	NA	NA	NA	NA	NA	NA	NA	NA
LUIS CASTRO	2017	232,776(8)	62,989(4)	203,660	105,714(5)	Nil	Nil	(6)	605,139
VP Exploration	2016	223,055(7)	113,380(4)	291,512	110,625	Nil	Nil	(6)	738,572
	2015	245,371(7)	Nil	263,680	112,000	Nil	Nil	(6)	621,051

(1)

The grant date fair value of each option granted during the years ended December 31, 2015, 2016 and 2017 is estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected volatility of, 62.41% (in 2015), 66.74% (in 2016) and 72.59% (in 2017); risk free interest rate of 0.91% (in 2015), 0.70% (in 2016) and 0.87% (in 2017); expected option life of 4 years (in 2015), 4 years (in 2016) and 4 years (in 2017); and expected dividend rate of nil. This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards. The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the date of grant.

(2)	Comprised of performance bonuses earned during the indicated year and paid during and/or subsequent to the year end.

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(3)

Amount paid/earned in Cdn.$ and translated to U.S.$ at the yearly average exchange rate of Cdn.$1.00=U.S.$0.771105 for 2017, Cdn.$1.00=U.S.$0.7551 for 2016 and Cdn.$1.00=U.S.$0.7833 for 2015. No compensation amounts received by Messrs. Cooke and Walton relate to their director roles.

(4)

Amounts represent the grant date fair market value of PSUs, as determined by the Board at the time of grant and based on the then market price of the Common Shares of the Company. The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the grant date of Cdn.$1.00=U.S.$0.7290 (based on the Cdn.$4.32 closing price of the Common Shares on TSX on that date) and for 2016 of Cdn.$1.00=U.S.$0.7509 (based on the Cdn.$3.02 closing price of the Common Shares on TSX on that date).

(5)

Amount paid/earned in Cdn.$ and translated to U.S.$ at the estimated exchange rate at the time the award was submitted to the Compensation Committee for approval of Cdn.$1.00=U.S.$0.7728 for 2017, Cdn.$1.00=U.S.$0.7459 for 2016 and Cdn.$1.00=U.S.$0.7496 for 2015.

(6)

Perquisites (including property or other personal benefits provided to an NEO that are not generally available to all employees) did not exceed either Cdn.$50,000 or 10% of the NEO’s total salary for the financial year.

(7)	Amount paid in a Mexican Pesos. The payments made in Mexican Pesos were translated at the yearly average exchange rate of 1 Peso=U.S.$0.0536 for 2016 and 1 Peso=U.S.$0.0631 for 2015.
(8)	Amount paid/earned in a combination of Cdn.$ and Mexican Pesos and translated to U.S.$ at the yearly average exchange rate of Cdn.$1.00=U.S.$0.771105 and 1 Peso=U.S.$0.053011 for 2017,
(9)	Mr. Iturriaga became VP Operations effective February 2, 2017.

Incentive Plan Awards

Outstanding option-based awards and share-based awards

The following table sets out information on option-based awards (including share appreciation rights) and share-based awards to NEOs outstanding as at December 31, 2017.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price(1) ($)	Option expiration date	Value of unexercised in- the-money options(1)(2) ($)	Number of shares or units of shares that have not vested(6) (#)	Market or payout value of share- based awards that have not vested(7) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Bradford Cooke	400,000(3)	3.28	May 22, 2018	Nil	50,000	120,286	N/A
	385,000(3)	3.72	May 14, 2019	Nil
	300,000(3)	2.11	May 13, 2020	88,422
	550,000(4)	3.43	May 26, 2021	Nil
	270,000(5)	3.44	May 4, 2022	Nil
Daniel Dickson	125,000(3)	3.28	May 22, 2018	Nil	30,000	72,171	N/A
	80,000(3)	3.72	May 14, 2019	Nil
	150,000(3)	2.11	May 13, 2020	44,211
	350,000(4)	3.43	May 26, 2021	Nil
	170,000(5)	3.44	May 4, 2022	Nil
Godfrey Walton	68,000(3)	3.28	May 22, 2018	Nil	40,000	96,228	N/A
	350,000(3)	2.11	May 13, 2020	103,159
	300,000(4)	3.43	May 26, 2021	Nil
	230,000(5)	3.44	May 4, 2022	Nil
Tomas iturriaga	160,000(5)	3.44	May 4, 2022	Nil	30,000	72,171	N/A

Luis Castro	29,000(3)	3.72	May 14, 2019	Nil	20,000	48,114	N/A
	150,000(3)	2.11	May 13, 2020	44,211
	175,000(4)	3.43	May 26, 2021	Nil
	120,000(5)	3.44	May 4, 2022	Nil

(1)

All option-based awards are made in Cdn.$. The option exercise price and value of unexercised in-the-money options have been translated at the December 31, 2017 exchange rate of Cdn.$1.00=U.S.$0.796593.

(2)

Represents the difference between the market value of the Common Shares underlying the options on December 31, 2017 (based on the Cdn.$3.02 closing price of the Common Shares on TSX on that date) and the exercise price of the options translated at the December 31, 2017 exchange rate of Cdn.$1.00=U.S.$0.796593.

(3)	Options are fully vested.
(4)	As at December 31, 2017, 80% of these options had vested and an additional 20% will vest on May 26, 2018.
(5)	As at December 31, 2017, 40% of these options had vested and an additional 20% will vest on each of May 4, 2018, November 4, 2018, and May 4, 2019.
(6)	Relates to PSUs, all of which will vest on May 3, 2020.
(7)

The market value of the PSUs that have not vested is based on the market value of the Common Shares underlying the PSUs on December 31, 2017 (based on the Cdn.$3.02 closing price of the Common Shares on the TSX on that date) translated at the December 31, 2016 exchange rate of Cdn.$1.00=U.S.$0.796593.

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Incentive plan awards—value vested or earned during the year

The following table sets out information for the NEOs on value of incentive awards vested or earned during the fiscal year ended December 31, 2017.

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)
BRADFORD COOKE	129,546	232,874	187,203(3)
DANIEL DICKSON	77,727	174,655	105,482(3)
GODFREY WALTON	103,637	232,874	160,272(3)(3)
TOMAS ITURRIAGA	Nil	Nil	77,920(3)(3)
LUIS CASTRO	64,773	116,437	105,714(3)

(1)	All option-based awards are made in Cdn.$. The value vested during the year has been translated at the yearly average exchange rate of Cdn.$1.00=U.S.$0.771105.
(2)	All share-based awards related to PSUs and are made in Cdn.$. The value vested during the year has been translated at the yearly average exchange rate of Cdn.$1.00=U.S.$0.771105.
(3)	Amount paid/earned in Cdn.$ and translated to U.S.$ at the estimated exchange rates of Cdn.$1.00=U.S.$0.7728 in effect at the time awards were submitted to the Compensation Committee for approval.

Pension Plan Benefits

The Company and its subsidiaries do not have any pension plan arrangements in place.

Employment Agreements / Termination and Change of Control Benefits

As at December 31, 2017, the Company had employment agreements or arrangements which included change of control provisions with each of Bradford Cooke, Daniel Dickson, Godfrey Walton, Tomas Iturriaga and Luis Castro. The change of control provisions recognize the critical nature of these positions and the individuals involved and the requirement to protect the individuals from disruption to their employment in the event of a change of control of the Company. The change of control provisions are designed to treat the individuals in a manner consistent with industry standards for executives in similar positions.

If a change of control of the Company had occurred on December 31, 2017, the total cost to the Company of related payments to the NEOs is estimated at Cdn.$5,005,982 (U.S.$3,987,730). The table below summarizes the estimated incremental payments related to various termination scenarios assuming the events occurred on December 31, 2017. Further details of the provisions for each NEO as at December 31, 2017 are described after the table. Canadian dollar denominated amounts have been translated using the December 31, 2017 exchange rate of Cdn.$1.00=U. S.$0.796593.

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Name	Termination without Cause	Voluntary Resignation(1)	Change-in-Control(2)
BRADFORD COOKE	Cdn.$717,250	Cdn.$361,000	Cdn.$1,599,785
DANIEL DICKSON	Cdn.$486,500	Cdn.$224,000	Cdn.$1,078,717
GODFREY WALTON	Cdn.$632,400	Cdn.$313,650	Cdn.$1,509,077
TOMAS ITURRIAGA	Cdn.$300,833	Nil	Cdn.$ 346,987
LUIS CASTRO	Cdn.$218,400	Nil	Cdn.$ 471,416

(1)	Contingent upon providing three months’ notice and on a best efforts basis assisting the Company in finding a replacement acceptable to the Board of Directors.
(2)	Payable in the event of resignation or termination within six months of a change in control.

The Board of Directors of the Company has approved the terms of an employment agreement dated March 8, 2017, with retroactive effect to January 1, 2017 (each a “Senior Executive Agreement”), between the Company and each of Messrs. Bradford Cooke (CEO), Daniel Dickson (CFO) and Godfrey Walton (COO) (each a “Senior Executive”), with an indefinite term and provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation, and confidentiality provisions of indefinite application. Under the terms of each Senior Executive Agreement, upon termination of the Senior Executive’s employment without cause, he would be entitled to receive an amount equal to his then annual base salary, plus the amount of the previous year’s annual bonus and the cash equivalent of his accrued vacation pay, and his then vested stock options would remain in good standing for 12 months. In the case of the Senior Executive’s voluntary resignation with three months’ notice, he would be entitled to receive an amount equal to three months of his then annual base salary, plus the pro rata amount of the previous year’s annual bonus and the cash equivalent of his accrued vacation pay, and his outstanding stock options would remain in good standing for three months. In the event of termination of the Senior Executive’s employment within 12 months of a change in control of the Company, he would be entitled to receive an amount equal to twice his then annual base salary, plus the cash equivalent of his accrued vacation pay, the amount of the previous two years’ annual bonuses and the cash equivalent of two years’ vacation pay, and his then vested stock options would remain in good standing for 12 months. The Senior Executive Agreements also contain non-competition and non-solicitation clauses effective during the term of employment.

The Company has an employment agreement dated February 2, 2017 (the “Iturriaga Agreement”) with Tomas Iturriaga (VP Operations) for an indefinite term and with provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits, security-based compensation, and confidentiality provisions of indefinite application. Under the terms of the Iturriaga Agreement, upon termination without cause, he would be entitled to receive an amount equal to one-half of his then annual base salary, plus the amount of the previous year’s annual bonus and the cash equivalent of his accrued vacation pay, and his then vested stock options would remain in good standing for six months. In the event of termination within six months of a change in control, Mr. Iturriaga would be entitled to receive an amount equal to one-half of his then annual base salary, plus the cash equivalent of his accrued vacation pay, the amount of the previous years’ annual bonus and the cash equivalent of one year of vacation pay, and his outstanding stock options would remain in good standing for 6 months. The Iturriaga Agreement also contains non-competition and non-solicitation clauses effective during the term of employment.

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The Company has an employment agreement dated May 1, 2017 (the “Castro Agreement”) with Luis Castro (VP Exploration) for an indefinite term and with provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits, security-based compensation, and confidentiality provisions of indefinite application. Under the terms of the Castro Agreement, upon termination without cause, he would be entitled to receive an amount equal to one-half of his then annual base salary, plus the amount of the previous year’s annual bonus and the cash equivalent of his accrued vacation pay, and his then vested stock options would remain in good standing for six months. In the event of termination within six months of a change in control, Mr. Castro would be entitled to receive an amount equal to one-half of his then annual base salary, plus the cash equivalent of his accrued vacation pay, the amount of the previous years’ annual bonus and the cash equivalent of one year of vacation pay, and his outstanding stock options would remain in good standing for 6 months. The Castro Agreement also contains non-competition and non-solicitation clauses effective during the term of employment.

Director Compensation

Discussion of Directors’ Compensation

Up until 2013, the non-executive directors of the Company were primarily compensated by way of directors’ fees and stock options. In 2013, deferred share units (“DSUs”), as described below, were granted to certain non-executive directors who elected to receive DSUs in lieu, in whole or part, of stock options and director’s fees otherwise receivable.

Deferred Share Unit Plan

In May 2013, the Board established a Deferred Share Unit Plan (the “DSU Plan”). The purposes of the DSU Plan are to promote a greater alignment of interests between non-employee directors and the shareholders of the Company and to provide a compensation system for non-employee directors that, together with any other compensation mechanisms of the Company, reflects the responsibility, commitment and risk accompanying Board membership.

The Board may, at its complete discretion, award such number of DSUs to an eligible director to provide appropriate equity-based compensation for the services the director renders to the Company. Unless otherwise determined by the Board, DSUs vest immediately and a director’s entitlement to payment of such DSUs is not subject to satisfaction of any requirements as to any minimum period of membership on the Board.

DSUs are paid in cash upon termination, which is deemed to occur on the earliest of (i) the date of voluntary resignation or retirement of the director from the Board; (ii) the date of death of the director; and (iii) the date of removal of the director from the Board whether by shareholder resolution, failure to achieve re-election or otherwise, and on which date the director is not an employee or director of the Company or any of its affiliates.

Notwithstanding any vesting conditions that the Board may have established in respect of a grant of DSU, upon the occurrence of a change of control, all outstanding DSUs will become fully vested.

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Retainer Fees

In 2013, the Board, on recommendation of the Compensation Committee, approved fees for independent directors as follows, payable in cash or in equivalent value of DSUs as at the grant date determined by the Board, which continued to be in effect for 2017:

2017 Director Compensation	Cdn.$
Independent Board Member	30,000	Annual Retainer
Additional Retainer for Chairman of the Board	20,000	Annual Retainer
Additional Retainer for Chairman of the Audit Committee	15,000	Annual Retainer
Additional Retainer for Chairman of the Corporate Governance Committee	5,000	Annual Retainer
Additional Retainer for Chairman of the Compensation Committee	5,000	Annual Retainer
Additional Retainer for Chairman of the Sustainability Committee	5,000	Annual Retainer
Board Member Meeting Fee	1,300	Per meeting
Committee Member Meeting Fee	1,000	Per meeting

The Company has no pension plan or other arrangement for non-cash compensation to the Directors, except incentive stock options and deferred share units.

In 2017, the Compensation Committee retained Willis Tower Watson to review and update the 2013 director compensation analysis. The Board, on recommendation of the Compensation Committee, approved increased fees for independent directors as follows, payable in cash or in equivalent value of DSUs as at the grant date determined by the Board, to be in effect for 2018 as follows:

2018 Director Compensation	Cdn.$
Independent Board Member	33,000	Annual Retainer
Additional Retainer for Chairman of the Board	20,000	Annual Retainer
Additional Retainer for Chairman of the Audit Committee	15,000	Annual Retainer
Additional Retainer for Chairman of the Corporate Governance Committee	5,000	Annual Retainer
Additional Retainer for Chairman of the Compensation Committee	10,000	Annual Retainer
Additional Retainer for Chairman of the Sustainability Committee	7,500	Annual Retainer
Board Member Meeting Fee	1,300	Per meeting
Committee Member Meeting Fee	1,000	Per meeting

In support of the Company’s goal of aligning director and shareholder interests and discourage undue and excessive risk, all the Company’s directors must meet minimum share ownership requirements. The required holdings may be satisfied through holdings of Common Shares or outstanding DSUs. The director share ownership guideline is to maintain the guideline amount at three times the directors’ annual retainer. The directors must acquire at least Cdn$99,000 in Common Shares and/or DSUs within five years of being elected.

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Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors of the Company (other than directors who are NEOs) during the financial year ended December 31, 2017. For directors who are NEOs, see “Executive Compensation – Summary Compensation Table”.

Name	Fees earned(1) ($)	Share-based awards(2) ($)	Option- based awards(3) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen- sation ($)	Total ($)
RICARDO CAMPOY	38,401	Nil	100,133	Nil	Nil	Nil	138,534
GEOFFREY HANDLEY	56,136(4)(4)	50,000	50,066	Nil	Nil	Nil	156,202
REX MCLENNAN	47,423	Nil	100,133	Nil	Nil	Nil	147,556
KENNETH PICKERING	39,943	Nil	100,133	Nil	Nil	Nil	140,076
MARIO SZOTLENDER	36,088	50,000	50,066	Nil	Nil	Nil	136,154

(1)	Amounts paid/earned in Cdn.$ and translated to U.S.$ at the yearly average exchange rate of Cdn.$1.00=U.S.$0.771105.
(2)

Amounts represent the grant date fair market value of DSUs, as determined by the Board at the time of grant and based on the then market price of the Common Shares of the Company. The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the grant date. The accounting fair value is based on the total number of DSUs granted times the December 31, 2017 market price of the Common Shares (based on the Cdn.$3.02 closing price of the Common Shares on TSX on that date). The accounting fair values are $38,198 for Geoffrey Handley and Mario Szotlender, calculated in Cdn.$ and translated to U.S.$ based on the exchange rate of Cdn.$1.00=U.S.$0.796593 on December 31, 2017.

(3)

The grant date fair value of each option granted during the year ended December 31, 2017 is estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected volatility of 72.59%; risk free interest rate of 0.87%; expected option life of 4 years; and expected dividend rate of nil. This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards. The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the date of grant.

(4)	$14,150 of this amount was settled with an aggregate of 6,076 DSUs granted under the DSU Plan.

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Incentive Plan Awards

Outstanding option-based awards and share-based awards

The following table sets out information on option-based awards and share-based awards to directors of the Company (other than directors who are NEOs) that were outstanding as at December 31, 2017.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price(1) ($)	Option expiration date	Value of unexercised in- the-money options(1)(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(6) ($)
RICARDO CAMPOY	53,000(3)	3.28	May 22, 2018	Nil	Nil	N/A	56,501
	50,000(3)	3.72	May 14, 2019	Nil
	47,500(3)	2.11	May 13, 2020	14,000
	60,000(4)	3.43	May 26, 2021	Nil
	59,000(5)	3.44	May 4, 2022	Nil
GEOFFREY	30,000(4)	3.43	May 26, 2021	Nil	Nil	N/A	420,477
HANDLEY	29,500(5)	3.44	May 4, 2022	Nil
REX MCLENNAN	19,000(3)	2.11	May 13, 2020	5,600	Nil	N/A	263,424
	59,000(5)	3.44	May 4, 2022	Nil
KENNETH	53,000(3)	3.28	May 22, 2018	Nil	Nil	N/A	284,805
PICKERING	59,000(5)	3.44	May 4, 2022	Nil
MARIO SZOTLENDER	26,500(3)	3.28	May 22, 2018	Nil	Nil	N/A	294,071
	19,000(3)	2.11	May 13, 2020	5,600
	30,000(4)	3.43	May 26, 2021	Nil
	29,500(5)	3.44	May 4, 2022	Nil

(1)

All option-based awards are made in Cdn.$. The option exercise price and value of unexercised in-the-money options have been translated at the December 31, 2017 exchange rate of Cdn.$1.00=U.S.$0.796593.

(2)

Represents the difference between the market value of the Common Shares underlying the options on December 31, 2017 (based on the Cdn.$3.02 closing price of the Common Shares on TSX on that date) and the exercise price of the options translated at the December 31, 2017 exchange rate of Cdn.$1.00=U.S.$0.796593.

(3)	Options are fully vested.
(4)	As at December 31, 2017, 80% of these options had vested and an additional 20% will vest on May 26, 2018.
(5)	As at December 31, 2017, 40% of these options had vested and an additional 20% will vest on each of May 4, 2018, November 4, 2018, and May 4, 2019.
(6)

Represents the value of outstanding DSUs, which were fully vested upon granting. The value of DSUs is calculated using the closing price of the Common Shares of the Company on December 31, 2017 (based on the Cdn.$3.02 closing price of the Common Shares on TSX on that date translated at the December 31, 2017 exchange rate of Cdn.$1.00=U.S.$0.796593) times the number of DSUs outstanding.

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Incentive plan awards—value vested or earned during the year

The following table sets out information for directors of the Company (other than directors who are NEOs) on value of incentive awards vested or earned during the fiscal year ended December 31, 2017.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
RICARDO CAMPOY	12,307	Nil	Nil
GEOFFREY HANDLEY	Nil	50,000	Nil
REX MCLENNAN	12,307	Nil	Nil
KENNETH PICKERING	Nil	Nil	Nil
MARIO SZOTLENDER	12,307	50,000	Nil

(1)	All option-based awards are made in Cdn.$. The value vested during the year has been translated at the yearly average exchange rate of Cdn.$1.00=U.S.$0.771105.

(2)

Amounts represent the grant date fair market value of DSUs, as determined by the Board at the time of grant and based on the then market price of the Common Shares of the Company. All DSUs were fully vested upon granting. The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the grant date. Does not include vested DSUs granted to settle directors’ fees otherwise payable in cash.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets out information on the Company’s equity compensation plans under which Common Shares are authorized for issuance as at December 31, 2017.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by securityholders (Stock Option Plan)(1)	5,792,800	Cdn.$3.93	3,768,830
Equity compensation plans approved by securityholders (PSU Plan)(2)	200,000	N/A	606,175
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	5,992,800		4,375,005

(1)

As at December 31, 2017, the total number of Common Shares that may be reserved and authorized for issuance pursuant to options granted under the Stock Option Plan was 7.5% of the issued and outstanding Common Shares (being 9,561,630 Common Shares as at December 31, 2017).

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(2)

The maximum number of Common Shares which may be issued under the PSU Plan is 1,000,000 Common Shares. Vested PSUs are redeemable, at the election of the Board in its discretion, for Common Shares, a cash payment equal to the market value of a Common Share as of the redemption date or a combination of cash or Common Shares. See “Compensation of Executive Officers and Directors – Executive Compensation – Performance Share Unit Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of the Company or any of its subsidiaries, and no former executive officer, director or employee of the Company or any of its subsidiaries, is indebted to the Company or any of its subsidiaries (other than for “routine indebtedness” as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein or as previously disclosed in an information circular of the Company, no informed person (i.e. insider) of the Company, no proposed director of the Company, and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since January 1, 2017 or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Reconfirmation of Stock Option Plan

The Company’s Stock Option Plan is a rolling percentage stock option plan. On March 5, 2018, the Board of Directors approved an amendment to the Stock Option Plan (“Amendment No. 4”) to decrease the maximum number of Common Shares that may be issuable thereunder from 7.5% to 7.0% of the total number of Common Shares that may be issued and outstanding at any time and from time to time.

The policies of the TSX require that the unallocated securities under all security based compensation arrangements which do not have a fixed maximum aggregate number of securities issuable thereunder (such as the Stock Option Plan) be re-approved by an issuer’s shareholders every three years after the date of initial shareholder approval of the compensation arrangement. The shareholders of the Company last reconfirmed the Stock Option Plan at the annual general meeting held on May 6, 2015 by approving the unallocated options that may be grantable thereunder. At the Meeting, shareholders will be asked to reconfirm the Company’s Stock Option Plan (as amended by Amendment No. 4) by approving the unallocated options that may be grantable thereunder, subject to any necessary TSX and shareholder approvals. A copy of Amendment No. 4 to the Stock Option Plan is set out in Appendix B to this Information Circular.

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A copy of the Stock Option Plan (as amended by Amendment No. 4) may be obtained by sending a written request to the Company at the Company’s head office located at 1130 – 609 Granville Street, Vancouver, British Columbia V7Y 1G5 or by telephoning the Company at 877-685-9775 (toll free) or 604-685-9775. For a summary of the material terms of the Stock Option Plan, see “Compensation of Executive Officers and Directors – Executive Compensation – Option-based Awards”.

At the Meeting, shareholders will be asked to pass an ordinary resolution to approve Amendment No. 4 to the Stock Option Plan and to reconfirm the Stock Option Plan (as amended by Amendment No. 4) as follows:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	Amendment No. 4 to the Stock Option Plan of the Company, in the form attached as Appendix B to the Management Information Circular for the Meeting, is hereby approved, ratified and confirmed.

2.	All unallocated options grantable under the Company’s Stock Option Plan (as amended by Amendment No. 4) are hereby approved.

3.

The unallocated options grantable under the Company’s Stock Option Plan shall be re-approved by the shareholders of the Company on or before May 3, 2021, or such later date as may be permitted by the Toronto Stock Exchange.

4.

The Board of Directors of the Company is hereby authorized to make any revisions to the Stock Option Plan if and as required by the Toronto Stock Exchange and the New York Stock Exchange in order to give effect to this resolution.

5.

Any one director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute and deliver or cause to be executed and delivered all such documents, and to do or cause to be done all acts and things, as such person may determine to be necessary or advisable to give full effect to or carry out the forgoing resolution.”

A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the above resolution. If the requisite shareholder approval is not obtained, no future option grants may be made under the Stock Option Plan and any previously granted option which has been cancelled may not be re-granted under the Stock Option Plan; however, any stock options which are issued and outstanding immediately prior to the Meeting will remain exercisable by the holder thereof.

Based on the issued and outstanding number of Common Shares of the Company as at the date hereof, a total of 8,924,188 Common Shares, representing 7.0% of the total issued and outstanding Common Shares, are available for issuance under the Stock Option Plan (as amended by Amendment No. 4) in connection with options that are outstanding or that may be granted in the future. As at the date hereof, based on there being outstanding options to purchase a total of 5,792,800 Common Shares (representing approximately 4.54% of the outstanding Common Shares), 3,131,388 additional Common Shares (representing approximately 2.46% of the outstanding Common Shares) remain available for future option grants under the Stock Option Plan (as amended by Amendment No. 4) assuming that the plan is renewed by the shareholders.

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ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial Information

Financial information relating to the Company is provided in the Company’s comparative financial statements and management’s discussion and analysis for its financial year ended December 31, 2017 available on SEDAR and can be obtained by telephoning the Company at 877-685-9775 (toll free) or 604-685-9775.

Audit Committee Disclosure

Pursuant to the CSA’s National Instrument 52-110-Audit Committees, disclosure relating to the Company’s Audit Committee is contained in Item 16.2 of the Company’s Annual Information Form dated February 22, 2018 for the financial year ended December 31, 2017 filed on SEDAR on February 26, 2018.

DATED as of the 19th day of March, 2018.

BY ORDER OF THE BOARD

“Bradford J. Cooke”

BRADFORD J. COOKE
Director and CEO

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APPENDIX A

ENDEAVOUR SILVER CORP.
(the “Company”)

CORPORATE GOVERNANCE DISCLOSURE

DISCLOSURE REQUIREMENTS	COMMENTS
Board of Directors
Disclose the identity of directors and proposed directors who are independent	Ricardo Campoy, Geoffrey Handley, Rex McLennan, Kenneth Pickering and Mario Szotlender are independent.
Disclose the identity of directors and proposed directors who are not independent, and describe the basis for that determination	Bradford Cooke – Executive officer of the Company Godfrey Walton – Executive officer of the Company
Disclose whether or not a majority of the directors are independent and whether or not a majority of the directors nominated for election will be independent. If the majority of directors or proposed directors are not independent, describe what the Board of Directors does or will do to facilitate its exercise of independent judgement in carrying out its responsibilities.	The Board is currently composed of seven directors (all of whom are nominated for re-election), the majority of whom is independent.
If a director or proposed director is
presently a director of another issuer that
is a reporting issuer (or the equivalent) in
a jurisdiction or a foreign jurisdiction,
identify both the director and the other
issuer.

Ricardo Campoy — General Moly Inc.

Bradford Cooke       —       Canarc Resource Corp.
                                               Radius Gold Inc.
                                               Aztec Minerals Corp.

Geoffrey Handley    —       Eldorado Gold Corporation

Kenneth Pickering   —       Enaex S.A.
                                               Teck Resources Limited
                                               Northern Dynasty Minerals Ltd

Mario Szotlender       —       Atico Mining Corporation
                                               Focus Ventures Ltd.
                                               Fortuna Silver Mines Inc.
Radius Gold Inc.
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The independent directors meet informally (without members of management) prior to or after regularly scheduled Board of Director meetings to discuss current matters. In addition, during the course of a directors’ meeting, if a matter is more effectively dealt with without the presence of members of management, the independent directors ask members of management to leave the meeting, and the independent directors then meet in camera.

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DISCLOSURE REQUIREMENTS	COMMENTS
Disclose whether or not the chair of the board is an independent director. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors

Geoffrey Handley is the Chairman of the Board and is an independent director.
Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year	The attendance record of each current director for all Board meetings held in 2017 was as follows:
Ricardo Campoy — 6 of 6 meetings
Bradford Cooke — 6 of 6 meetings
Geoffrey Handley — 6 of 6 meetings
Rex McLennan — 5 of 6 meetings
Kenneth Pickering — 6 of 6 meetings
Mario Szotlender — 6 of 6 meetings
Godfrey Walton — 6 of 6 meetings

The attendance record of each current director member of the Audit Committee for meetings of that committee held in 2017 was as follows:

Ricardo Campoy — 4 of 4 meetings
Geoffrey Handley — 4 of 4 meetings
Rex McLennan — 4 of 4 meetings
Kenneth Pickering — 4 of 4 meetings

The attendance record of each current director member of the Corporate Governance and Nominating Committee for meetings of that committee held in 2017 was as follows:

Geoffrey Handley — 4 of 4 meetings
Rex McLennan — 4 of 4 meetings
Mario Szotlender(1) — 3 of 4 meetings

(1) Mr. Szotlender abstained from meeting pertaining to his submitted resignation in relation to the Company majority voting policy.

The attendance record of each current director member of the Compensation Committee for meetings of that committee held in 2017 was as follows:

Ricardo Campoy — 3 of 3 meetings
Geoffrey Handley — 3 of 3 meetings
Kenneth Pickering — 3 of 3 meetings
Mario Szotlender — 3 of 3 meetings

The attendance record of each current director member of the Sustainability Committee for meetings of that committee held in 2017 was as follows:

Rex McLennan — 3 of 3 meetings
Kenneth Pickering — 3 of 3 meetings
Mario Szotlender — 3 of 3 meetings

Other proceedings of the directors and Board committees were effected by written consent resolutions signed by all of the directors or Board committee members, as applicable.
Board Mandate
Disclose the text of the board’s written mandate	A copy of the full text of the Board’s Mandate can be viewed at www.sedar.com and on the Company’s website at www.edrsilver.com and is incorporated by reference herein. The following is a summary of the Board’s Mandate.

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DISCLOSURE REQUIREMENTS	COMMENTS

The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Company. Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company. The Board agrees with and confirms its responsibility for overseeing management's performance in the following particular areas:

•	the strategic planning process of the Company;
•	identification and management of the principal risks associates with the business of the Company;
•	planning for succession of management;
•	the Company's policies regarding communications with its shareholders and others; and
•	the integrity of the internal controls and management information systems of the Company.

Certain of the above matters are also dealt with or covered by the Company’s existing formal committees, being the Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee, and Sustainability Committee. In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees. The President/COO and the CEO are members of the Board, giving the Board direct access to information on their areas of responsibility. Other management personnel regularly attend Board meetings to provide information and answer questions. Directors also consult from time to time with management and have, on occasion, visited the properties of the Company. The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Company's activities, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Company. At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

Position Descriptions
Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has developed a written position description for the Chairman, but has not yet developed written position descriptions for the chair of any Board committees. The Board is of the view that given the experience of the respective chairs of the Board committees, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing. The Board will evaluate this position from time to time and, if further written position descriptions appear to be justified, they will be prepared.

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board sets out the CEO’s role and responsibilities	The Board has developed a written position description for the CEO.
Orientation and Continuing Education
Briefly describe what measures the board takes to orient new directors regarding: (i) the role of the board, its committees and its directors; and

The Company’s general education programs are overseen by the Corporate Governance and Nominating Committee. See “Nomination of Directors” and “Other Board Committees” below for the responsibilities of the Corporate Governance and Nominating Committee.

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DISCLOSURE REQUIREMENTS	COMMENTS
(ii) the nature and operation of the issuer’s business
Briefly discuss what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors	The Company and its directors are members of the Institute of Corporate Directors and members are encouraged to seek continuing education. Rex McLennan completed the ICD Director’s Education Program in 2013 and earned the ICD.D designation in June 2013.
Ethical Business Conduct
Disclose whether or not the board has adopted a written code for the directors, officers and employees.	The Board has adopted a written Code of Business and Ethics for the directors, officers and employees of the Company. A copy of the Code of Conduct is available on SEDAR at www.sedar.com and on the Company’s website at www.edrsilver.com.
Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest	Each director and executive officer is required to fully disclose his interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board as a whole determines the appropriate level of involvement the director or executive officer should have in respect of the transaction or agreement. All directors and executive officers are subject to the requirements of the Business Corporations Act (British Columbia) with respect to the disclosure of any conflicts of interests and the voting on transactions giving rise to such conflicts.
Describe any other steps the board takes to encourage and promote a culture of ethical business conduct	The Company’s Code of Conduct provides that each employee is personally responsible for and it is their duty to report violations or suspected violations of the Code of Conduct and that no employee would be discriminated against for reporting what the employee reasonably believes to be a breach of the Code of Conduct or any law or regulation. Employees can discuss any breach or suspected breach of the Code of Conduct with their immediate superior or a member of the Board.
Nomination of Directors
Describe the process by which the board identifies new candidates for board nomination	The Company’s director nomination program is overseen by the Corporate Governance and Nominating Committee.
Disclose whether or not the board has a nominating committee composed entirely of independent directors	The Corporate Governance and Nominating Committee is composed entirely of independent directors. Current members of the Corporate Governance and Nominating Committee are Geoffrey Handley (Chair), Rex McLennan and Mario Szotlender.
If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee	The Corporate Governance and Nominating Committee has a Charter which sets out the responsibilities, powers and operation of that Committee, the principal ones for selection and nomination of director nominees being:
(a)	In making its recommendations to the Board regarding director nominees, the Committee shall consider:

	(i)	the appropriate size of the Board,

	(ii)	the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess,

	(iii)	the competencies and skills that the Board considers each existing director to possess,

	(iv)	the competencies and skills each new nominee will bring to the Board, and

	(v)	whether or not each new nominee can devote sufficient time and resources to the nominee’s duties as a director of the Company.

(b)

The Corporate Governance and Nominating Committee shall develop qualification criteria for Board members for recommendation to the Board. In conjunction with the Chair of the Board (or, if the Chair of the Board is not an independent director, any “lead director” of the Board), the Committee shall recommend Board members to the various committees of the Board.

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DISCLOSURE REQUIREMENTS	COMMENTS
(c)

The Corporate Governance and Nominating Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates and shall have authority to approve the search firm’s fees and other retention terms. The Committee shall also have authority to engage and compensate any other outside advisor that it determines to be necessary to permit it to carry out its duties.

(d)

The Corporate Governance and Nominating Committee shall, in conjunction with the Chair of the Board (or, if the Chair of the Board is not an independent director, any lead director of the Board), oversee the evaluation of the Board and of the Company and make recommendations to the Board as appropriate.

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so	The Corporate Governance and Nominating Committee has considered whether to propose that the Board adopt term limits for directors and has determined not to do so for a variety of reasons. The Company makes long-term investments in mining projects and the Board believes that the ongoing industry experience and the corporate memory and perspective of long-serving directors with the Company gained through multiple commodity price cycles as they affect the Company is of benefit to the Board. The continued involvement of directors who participate in the initial approval of projects through their development and operation phases also has significant advantages. In addition, the Committee believes that other policies of the Board, including the Board and director self-assessment process, provide effective mechanisms to promote periodic Board renewal.
Compensation
Describe the process by which the board determines compensation for the issuer’s directors and officers	The Company’s executive compensation program is overseen by the Compensation Committee.
Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation	The Compensation Committee is composed entirely of independent directors. Current members of the Compensation Committee are Ricardo Campoy (Chair), Geoffrey Handley, Kenneth Pickering and Mario Szotlender. The independent members do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, during the course of a committee meeting, if a matter is more effectively dealt with without the presence of members of management, the Compensation Committee members ask members of management to leave the meeting, and the independent members then meet in camera.
If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee	A Compensation Committee Charter sets out the responsibilities, powers and operation of the Compensation Committee, the principal ones being:
•	Review and assess the adequacy of the Charter annually;
•	Review the adequacy and form of compensation of senior management;
•	Review and recommend to the Board of Directors for approval policies relating to compensation of the Corporation’s senior management and directors;
•	Review the performance of the Corporation’s senior management;
•	Review and approve the corporate goals and objectives relevant to CEO, President and CFO and other senior officer’s compensation;
•	Review and make recommendations to the Board of Directors with respect to pension, stock option and other incentive plans for the benefit of senior management;
•	Oversee the administration of the Corporation’s employee stock option plan;
•	Report to the Board of Directors on all other matters and recommendations made by the Compensation Committee; and
•	Follow the process established by it for all committees of the Board for assessing the performance of the Committee.

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DISCLOSURE REQUIREMENTS	COMMENTS
The Compensation Committee meets as required, but at least annually. It reviews management compensation policies and benefits, monitors management succession planning and conducts an annual review of the overall condition and quality of the Company's human resources. In addition, the Compensation Committee has the specific mandate to review and approve executive compensation. In carrying out this mandate, the Compensation Committee assesses on an annual basis the performance of the CEO against established objectives and reviews performance reports submitted for other executive officers.
Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Corporate Governance In addition to the above-mentioned responsibilities, the Corporate Governance and Nominating Committee is also tasked with the following corporate governance responsibilities:
(a)

The Committee shall review and reassess at least annually the adequacy of the Company’s corporate governance procedures and recommend any proposed changes to the Board for approval. The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Committee shall annually review its own performance.

(b)	Maintain minutes of meetings and report to the Board on significant matters arising at Committee meetings at the next scheduled meeting of the Board.

(c)	The Committee may form and delegate authority to subcommittees when appropriate.

(d)

The Committee shall review and recommend changes to the Board of the Company’s Code of Conduct, and shall consider any requests for waivers from the Company’s Code of Conduct. The Company shall make disclosure of such waivers of the Code of Conduct to Canadian securities regulatory authorities as required by law.

(e)

The Committee shall review annually or more often if appropriate: (i) Committee members’ qualifications and requirements, (ii) Committee structure (including authority to delegate) and (iii) Committee performance (including reporting to the Board). The Committee shall make recommendations to the Board, as appropriate based on its review.

(f)

The Committee shall receive comments from all directors and report annually to the Board with an assessment of the Board’s performance, which will be discussed with the full Board following the end of each fiscal year.

Sustainability

The Company also has a standing Sustainability Committee. The Sustainability Committee is to be composed of at least three directors, the majority of whom must be independent directors and at least one of whom should have a broad understanding of legislative obligations in relation to occupational health, safety and sustainability. Current members of the Sustainability Committee are Kenneth Pickering (Chair), Rex McLennan and Mario Szotlender. The Sustainability Committee was constituted to assist the Board in fulfilling and discharging its occupational health, safety and sustainability roles and obligations. The Sustainability Committee is to promote sustainability as a company core value, encouraging a culture that recognizes and takes responsibility for the development, approval and implementation of polices, standards, systems and responsible work practices in all its activities that affect employees, contractors and stakeholders. The mandate of the Sustainability Committee includes the following:

(a)

Review policies and procedures with respect to sustainability having regard to regulatory requirements and the objectives of the Company, as applicable, and when appropriate, provide recommendations to executive management on how to enhance the policies as regulations and objectives change.

(b)	Review lost time data and other statistical measures, rehabilitation status, incident reporting, energy use and intensity, audit outcomes and other performance indicators across the company.

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DISCLOSURE REQUIREMENTS	COMMENTS
	(c)	Assess the impact of current and developing health, safety and sustainability laws, regulations and treaties on the Company.

	(d)	Review the annual sustainability report and or audit plan and review any significant issues that arise from these audits.

	(e)	Review and assess performance against set objectives and targets.

	(f)	Assess the performance of sustainability management system and its suitability to current and future company requirements.

	(g)	Make periodic visits to operations to observe sustainability procedures in practice.

	(h)	Review and make recommendations on the Company’s health, safety and sustainability crisis management plan.

	(i)	Promote management commitment to continuous improvement in health, safety and sustainability performance at all levels of the organization.

	(j)	Oversee participation of executive management in the investigation and review of serious health, safety and environmental incidents.

	(k)	Review serious health, safety and environmental incidents with legal counsel to discuss legal exposures and ramifications associated with the incident, and to seek legal advice with regard to the handling of the incident and to prepare for expected litigation.

	(l)	Monitor current, pending or threatened legal action by or against the Company related to environmental, health or safety issues.

	(m)	Review and identify risks related to sustainability and recommend the adoption of appropriate programs to reduce risks.
Assessments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively

The Corporate Governance and Nominating Committee is tasked with assessing at least annually the effectiveness and contribution of the Board of Directors, its committees and individual directors. The assessment is conducted through formal, written questionnaires to each director. The Committee then reviews the completed questionnaires and provides a written report on its findings to the Board, including an assessment as to whether the Board and its directors are meeting their obligations under applicable securities legislation and are otherwise performing effectively.

Gender Diversity

Policies Regarding the Representation of Women on the Board

(a) Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

(b) If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i) a short summary of its objectives and key provisions,

(ii) the measures taken to ensure that the policy has been effectively implemented,

The Board has adopted a Diversity Policy which promotes diversity generally in the workplace by respecting and appreciating differences in gender, age, ethnic origin, religion, education, sexual orientation, political belief or disability, but does not relate to the identification and nomination of women directors specifically. At the Company, all perspectives, experiences, cultures and essential differences that the Board, management and employees possess are respected and valued.

The Company recognizes the benefits arising from Board, management and employee diversity, including broadening the Company’s skill sets and experience, accessing different outlooks and perspectives and benefiting from all available talent.

The Company does not support the adoption of quotas to support its Diversity Policy. Employees, management and directors will be recruited and promoted based upon their qualifications, abilities and contributions.

The Board is committed to fostering a diverse workplace environment where:
          •           individual differences and opinions are heard and respected;

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DISCLOSURE REQUIREMENTS	COMMENTS

(iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and

(iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

          •           employment opportunities are based on the qualifications required for a particular position at a particular time, including training, experience, performance, skill and merit; and
          •            inappropriate attitudes, behaviors, actions and stereotypes are not tolerated and will be addressed and eliminated.

The Board will proactively monitor Company performance in meeting the standards outlined in the Diversity Policy. This will include an annual review of any diversity initiatives established by the Board and progress in achieving them.

The Board will consider diversity in the selection criteria of new Board members. In particular, it will seek to have at least one woman candidate for any future director positions and is currently seeking to appoint a woman to the Board in 2018 and prior to the Company’s next annual general meeting of the shareholders.

In each Annual Report or Management Proxy Circular, the Company will disclose:
          •           the measurable initiatives for achieving diversity set by the Board in accordance with the Diversity Policy and the progress towards achieving them; and
          •           the proportion of women at Endeavour as employees, senior management and on the Board.

Consideration of the Representation of Women in the Director Identification and Selection Process— Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.

The Company does not support the adoption of quotas to support its Diversity Policy and, therefore, does not generally consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. Directors will be recruited and promoted based upon their qualifications, abilities and contributions. Pursuant to the Diversity Policy, the Board will seek to have at least one woman candidate under consideration for any future director positions to be filled and is currently seeking to appoint a woman to the Board in 2018 and prior to the Company’s next annual general meeting of the shareholders.

Consideration Given to the Representation of Women in Executive Officer Appointments -- Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reasons for not doing so.

The Company does not support the adoption of quotas to support its Diversity Policy and, therefore, does not generally consider the level of representation of women in executive officer positions when making executive officer appointments. Executive officers will be recruited and promoted based upon their qualifications, abilities and contributions. Pursuant to the Diversity Policy, management of the Company will seek to have at least one woman candidate under consideration for any new senior management positions to be filled.

Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

(a) For purposes of this Item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's board or in executive officer positions of the issuer by a specific date.

(b) Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so.

(c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

The Company has not adopted a target (as defined) regarding women on its Board. Pursuant to the Diversity Policy, the Board will seek to have at least one woman candidate for any future director positions and is currently seeking to appoint a woman to the Board in 2018 and prior to the Company’s next annual general meeting of the shareholders.

The Company has not adopted a target (as defined) regarding women in executive officer positions of the Company. Pursuant to the Diversity Policy, management of the Company will seek to have at least one woman candidate under consideration for any new senior management positions to be filled.

The Company has not adopted specific dates to achieve the above goals as the Board and management will consider director and executive officer candidates if, as and when the need arises based upon candidate qualifications, abilities and potential contributions irrespective of gender as the Company does not support the adoption of quotas to support its Diversity Policy.

In 2017, the Company filled the VP of Operation position vacated in 2016. The Company uses best practices to obtain sufficient applicants, including web postings on leading job sites, engaging search and recruitment firms and a number of other recruitment tools. For the VP of Operations position the Company received 25 applicants, of which 15 applications met the job posting qualifications over a 6 month search period. None of the 25 applicants were women.

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DISCLOSURE REQUIREMENTS	COMMENTS
(d) If the issuer has adopted a target referred to in either (b) or (c), disclose: (i) the target, and (ii) the annual and cumulative progress of the issuer in achieving the target.

In 2017, the Company created and filled the VP of Engineering position. The Company uses best practices to obtain sufficient applicants, including web postings on leading job sites, engaging search and recruitment firms and a number of other recruitment tools. For the VP of Engineering position the Company received 21 applicants, of which 10 applications met the job posting qualifications over a 3 month search period. None of the 21 applicants were women.

In 2017, the Company promoted a woman to VP Controller based on her qualifications, abilities and contributions. The Company did not post this position externally.

Number of Women on the Board and in Executive Officer Positions

(a) Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.

(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

As at December 31, 2017 the Company did not have any directors who are women. The Company is currently seeking to appoint a woman to the Board in 2018 and prior to the Company’s next annual general meeting of the shareholders.

As at December 31, the Company had one female executive officer, representing 12.5% of the total executive officers.

As at December 31, 2017, women comprise 10.4% of the employees of the Company and its major subsidiaries.

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APPENDIX B

Amendment No. 4 to the Stock Option Plan
of Endeavour Silver Corp. (the “Company”)

(as approved by the Board of the Directors of the Company
as of March 5, 2018, subject to any necessary regulatory and shareholder approvals)

The Stock Option Plan of the Company shall be amended as follows:

1.	Section 4.02 be amended by deleting “7.5%” and substituting “7.0%” so that section 4.02 shall read as follows:

“4.02.	The maximum number of Shares issuable pursuant to the exercise of outstanding Options granted or otherwise subject to the Plan shall be 7.0% of the issued and outstanding Shares at any time and from time to time.”

2.

Section 18.01 be amended by inserting “only if the Plan is not continued by the successor entity. If the Plan is continued, then accelerated vesting of Options will only occur if the participant is “terminated without cause” within 6 months from the date of the Change of Control.” immediately after “If a Change of Control, as hereinafter defined, occurs, all Shares subject to each outstanding Option will become vested, whereupon such Option may be exercised in whole or in part by the Optionee”, so that section 18.01 shall read as follows:

“18.02

If a Change of Control, as hereinafter defined, occurs, all Shares subject to each outstanding Option will become vested, whereupon such Option may be exercise in whole or in part by the Optionee only if the Plan is not continued by the successor entity. If the Plan is continued, then accelerated vesting of Options will only occur if the participant is “terminated without cause” within 6 months from the date of the Change of Control.”

ENDEAVOUR SILVER CORP.	|	NOTICE OF MEETING AND INFORMATION	PAGE B-1
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